

Exhibit 99.1

Grant Park FUTURES FUND

	GRANT PARK WEEKLY PERFORMANCE STATISTICS * 02/17/06		
	Weekly ROR	MTD ROR	YTD ROR
Class A Units	-0.97%	-3.05%	0.33%
Class B Units	-0.99%	-3.10%	0.21%

** Subject to independent verification*

WEEKLY COMMENTARY FOR THE WEEK ENDED FEBRUARY 17, 2006

The Grant Park Futures Fund sustained trading losses during the past week. Positions in the metals, soft/agricultural commodities and interest rates accounted for the majority of setbacks; gains were the result of positions in the stock indices.

Positions in the metal sector sustained losses for the week. Longs in the aluminum, zinc and copper markets on the London Metals Exchange were dealt losses as prices fell on profit taking as investors liquidated long positions. Copper prices especially were affected negatively when it was reported that U.S. Industrial Production fell 0.2% in January versus economists' expectation of a 0.3% gain. Prices were also weaker following U.S. Federal Reserve Chairman Ben Bernanke's testimony before the House Financial Services Committee in which the new Fed Chief said that he agreed that further rate increases may be needed in order to keep inflation in the U.S. under control. Analysts suggested that the comments regarding interest rates would boost the U.S. dollar, making dollar denominated base metals more expensive to those holding foreign currencies. Platinum prices were also weaker resulting in losses for long positions.

Long positions in the soft/agricultural commodity markets experienced losses as the prices for coffee and sugar retreated for the week. The May coffee contract on the New York Board of Trade fell 6.65 cents, settling the week at $1.1155 per pound. The May sugar contract was 0.26 cents weaker, closing at 17.59 cents per pound. Analysts said that the sell-off in both markets was mainly due to liquidation of long positions as investors moved to take profits. Long positions in the orange juice market also sustained losses as the May contract fell 1.05 cents, settling at $1.2970 per pound for the week.

Short positions in the interest rate sector reported losses. Prices for U.S. Thirty-year bonds and Ten-year notes were higher for the week despite the aforementioned comments from the new Fed Chairman indicating that he will adopt a vigilant approach in attempting to keep inflation at bay. Prices for U.S. Treasuries were higher on news that the University of Michigan preliminary consumer sentiment for February was 87.4, lower than economists' forecast of 91.5. The Eurodollar contract also settled at higher levels resulting in losses to short positions. Short positions in the Japanese Government Bond contract also lost ground as prices there were higher at the end of the week.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Dearborn Capital Management, LLC

555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com

Lastly, long positions in the stock indices resulted in profits. The S&P Composite Index rose 20.60 points for the week while the NASDAQ-100 was 11.00 points better by Friday's close. Analysts suggested that share markets were also encouraged by the Fed Chairman's comments on interest rates and inflation. A better than expected earnings report from Hewlett-Packard Co. also gave a boost to technology stocks and helped the NASDAQ-100 to settle at higher levels. Gains also came from longs in foreign indices as the London FTSE-100 gained 1.42%. The Paris CAC was 1.82% higher while the German DAX settled 1.65% stronger for the week.



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com